As filed with the Securities and Exchange Commission on September 25, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FORTIS INC.

(Exact name of registrant as specified in its charter)

Newfoundland and Labrador, Canada (State or other jurisdiction of incorporation or organization)	98-0352146 (I.R.S. Employer Identification No.)

Fortis Place, Suite 1100 5 Springdale Street St. John’s, Newfoundland and Labrador Canada A1E 0E4 (709) 737-2800 (Address and telephone number of Principal Executive Offices)

FortisUS Inc.

c/o The Corporation Trust Corporation

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address and telephone number of agent for service)

with copies to:

James R. Reid, Esq. Executive Vice President, Chief Legal Officer and Corporate Secretary Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street St. John’s, Newfoundland and Labrador, Canada A1E 0E4	Jeffrey Nadler, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, NY 10022 (212) 588-5505

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)(2)
Common Shares (no par value)	26,683,697	US$39.585	US$1,056,274,145.745	US$137,104.39

(1) Based on the average of the high (US$39.91) and low (US$39.26) prices of the common shares of Fortis Inc. on the New York Stock Exchange on September 22, 2020, and estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.

(2) Pursuant to Rule 457(p) under the Securities Act, the Registrant is offsetting US$13,050.06 of previously paid registration fees against the registration fees due under this Registration Statement, which previously paid registration fees remain unused from the Registrant's Registration Statement on Form F-3 (File No. 333-218032) filed with the Securities and Exchange Commission on May 16, 2017 (as amended on February 14, 2020). Accordingly, the Registrant has paid US$124,054.33 of registration fees in connection with this Registration Statement.

If, as a result of stock splits, stock dividends, stock distributions or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

FORTIS INC.

26,683,697 COMMON SHARES

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

This prospectus covers 26,683,697 common shares, without par value, or the Common Shares, of Fortis Inc., or the Corporation, we or us, that may be purchased under our second amended and restated dividend reinvestment and share purchase plan, as amended, or the Plan.  The Plan provides a means for holders of our Common Shares to invest the cash dividends on their Common Shares and make optional cash payments to purchase additional Common Shares.

Under the Plan, holders of our Common Shares who reside in Canada, the United States and elsewhere may opt to reinvest their dividends on all of their Common Shares or invest optional cash payments.  Common Shares purchased under the Plan will, at our option, either be (i) existing shares purchased on the open market through the facilities of the Toronto Stock Exchange, or the TSX, and/or any other stock exchange on which the Common Shares may from time to time be listed and posted for trading or (ii) new shares purchased directly from us.  If Common Shares are purchased directly from us upon reinvestment of cash dividends under the Plan, the price at which such Common Shares are purchased will be the volume weighted average trading price of the Common Shares on the TSX (or another stock exchange where the majority of the trading volume and value of the Common Shares occurs) during the five trading days immediately preceding the dividend payment date on which not less than 100 Common Shares were traded, or the Average Market Price, less a discount, if any, of up to 5% at our election. Our board of directors, or the Board, previously adopted an amendment to the Plan, effective from February 14, 2020, which terminated the 2% discount previously offered to participants on the purchase of Common Shares under the Plan. On July 29, 2020, the Board reinstated the 2% discount to participants on the purchase of Common Shares under the Plan effective from December 1, 2020.

If Common Shares are purchased on the open market, upon either the reinvestment of cash dividends or as a result of an optional cash payment, the price at which such Common Shares are purchased will be the average of the price paid (excluding brokerage commissions, fees and transaction costs) per Common Share.  We bear all administrative costs and there is no brokerage commission for the Common Shares acquired under the Plan.

Our Common Shares are listed on both the TSX and the New York Stock Exchange, or the NYSE, under the symbol “FTS”.

We currently pay quarterly dividends on our Common Shares.  The rate at which we pay dividends takes into account many factors including the expectation of reasonable outcomes for regulatory proceedings at our utilities, the successful execution of the five-year capital expenditure program, and our management’s continued confidence in the strength of our diversified portfolio of utilities and record of operational excellence.

We cannot estimate anticipated proceeds from the further sale of Common Shares under the Plan, which will depend on the market price of the Common Shares, the extent of shareholder participation in the Plan and other factors.  We will not pay underwriting commissions in connection with the Plan.

The Plan was initially effective for dividends declared after September 16, 1994, was amended and restated on January 1, 2009, and was subsequently amended and restated on May 3, 2017.  On May 3, 2017, the Board authorized (i) the amendment of the Plan, among other things, to allow our U.S. resident shareholders to participate in the Plan and (ii) the increase in the number of Common Shares issuable under the Plan by 15,150,271 Common Shares. On November 24, 2019, the Board adopted an amendment to the Plan, which terminated the 2% discount previously offered to participants on the purchase of Common Shares under the Plan, effective from February 14, 2020. On July 29, 2020, the Board approved the reinstatement of the 2% discount to participants on the purchase of Common Shares under the Plan effective from December 1, 2020.

Investing in our Common Shares involves risks.  See “Forward-Looking Information” and “Risk Factors” on pages 4 and 7 of this prospectus for a discussion of certain factors relevant to an investment in our Common Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 25, 2020.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, we file reports with, and furnish other information to, the Securities and Exchange Commission, or the SEC.  Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  For example, the Corporation is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of that site is http://www.sec. gov. The SEC’s Next-Generation Electronic Data Gathering and Retrieval, or EDGAR, system at www.sec.gov contains reports and other information about us and all public documents that we file electronically with the SEC. Our Internet address is https://www.fortisinc.com.

We are also a reporting issuer in each of the provinces of Canada and are required to file through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com, periodic reports, including audited annual financial statements and unaudited quarterly financial statements, material change reports and management proxy circulars and related materials for annual and special meetings of our shareholders.  In addition, substantially all of the disclosure materials that we file with the SEC are also available on SEDAR.

We have filed with the SEC under the U.S. Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form F-3 relating to the Plan of which this prospectus is a part.  This prospectus does not contain all of the information set forth in such registration statement, and you should refer to the registration statement and its exhibits to read that information.  For further information about us and our Common Shares, you are encouraged to refer to the registration statement and to the exhibits filed with it.  Statements contained in this prospectus as to the provisions of documents filed as exhibits are not necessarily complete, and in each instance reference is made to the copy so filed that is included as an exhibit to the registration statement, and each such statement in this prospectus is qualified in all respects by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain documents that we file with or furnish to the SEC.  This means that we can disclose important information to you by referring to those documents.  The information incorporated by reference is considered to be an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information.  References to this prospectus, unless otherwise stated, include the documents incorporated by reference herein.  The following documents, which we have filed with or furnished to the SEC are specifically incorporated by reference into this prospectus:

1.	Our annual report on Form 40-F for the fiscal year ended December 31, 2019 (File No. 001-37915), filed with the SEC on February 13, 2020, as amended by our annual report amendment on Form 40-F/A filed with the SEC on April 2, 2020, or collectively the 2019 Annual Report.

2.	Fortis Inc. Advance Notice By-Law No. 2, furnished as Exhibit 99.1 to our Form 6-K furnished to the SEC on January 9, 2020.

3.	Our Management Information Circular, dated March 20, 2020, relating to the annual and special meeting of our shareholders held on May 7, 2020, furnished as Exhibit 99.1 to our Form 6-K furnished to the SEC on April 1, 2020.

4.	Our unaudited condensed consolidated interim financial statements as at and for the interim periods ended March 31, 2020 and June 30, 2020, furnished as Exhibit 99.2 to the reports on Form 6-K furnished to the SEC on May 6, 2020 and July 30, 2020, respectively, and our management discussion and analysis of financial condition and results of operations for the interim periods ended March 31, 2020 and June 30, 2020, furnished as Exhibit 99.3 to the reports on Form 6-K furnished to the SEC on May 6, 2020 and July 30, 2020, respectively.

5.	The press release titled “Fortis Inc. Provides New Five-Year Capital Outlook, Extends Dividend Guidance and Announces Target to Reduce Carbon Emissions” and the press release titled “Fortis Inc. Announces Retirement of President and CEO Barry Perry and Appointment of David Hutchens as Successor Effective January 1, 2021” each filed as Exhibit 99.1 to the reports on Form 6-K furnished to the SEC on September 23, 2020.

6.	The description of our Common Shares contained in our Registration Statement on Form 8-A (File No. 001-37915), filed with the SEC on October 12, 2016, and any reports filed for the purpose of updating such description.

All subsequent annual reports on Form 40-F filed by us pursuant to the Exchange Act prior to the termination of this offering will be incorporated by reference into this prospectus as of the date of the filing of such annual reports.  In addition, we may incorporate by reference into this prospectus subsequent reports on Form 6-K that we furnish to the SEC prior to the termination of this offering to the extent we expressly provide therein.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein or in any other later filed document that also is incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified shall not be deemed, except as so modified, to constitute a part of this prospectus.  Any such statement so superseded shall be deemed not to constitute a part of this prospectus.

You may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein.  Requests should be directed to the Secretary of the Corporation at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).  Additionally, copies of such documents may be accessed through the “Investor Relations — Financial and Regulatory Reports” section of our website at www.fortisinc.com.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (which we refer to as forward-looking information). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2020 through 2024 and potential funding sources for the capital plan; forecast rate base for 2020 through 2024; the expectation that long-term growth in rate base will support continuing growth in earnings and dividends; targeted average annual dividend growth through 2024; the expectation that Tucson Electric Power and UNS Energy Corporation have sufficient generating capacity, together with existing power purchase agreements and expected generation plant additions, to satisfy the requirements of its customer base and meet future peak demand requirements; and the expectation that future increases in energy supply costs will increase Newfoundland Power Inc.'s electricity rates; the expectation that Fortis will remain at the forefront of the industry by leveraging its strengths and partnerships; expected timing, outcome and impact of regulatory filings and decisions; expected or potential funding sources for operating expenses, interest costs and capital expenditure plans; the expectation that maintaining existing capital structures will impact the ability to pay dividends; forecast debt maturities for 2020 through 2024; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants throughout 2020; the nature, timing, benefits and expected costs of certain capital projects including the Multi-Value Regional Transmission Projects, 34.5 to 69 kilovolt Transmission Conversion Project, Southline Transmission Project, Oso Grande Wind Project, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Wataynikaneyap Transmission Power Project and additional opportunities beyond the base plan, including the Lake Erie Connector Project; the expectation that the adoption of future accounting pronouncements will not have a material impact on the consolidated financial statements and related disclosures; Tucson Electric Power’s renewable energy target; FortisBC’s 2030 GHG emission and gas supply targets, energy efficiency spending and expected benefits; the expectation that depending on the severity and length of the pandemic, potential impacts could have a material adverse effects and affect the Corporation's ability to execute business strategies and initiatives in the expected time frames; the expectation that any change in 2020 capital expenditures associated with the COVID-19 Pandemic is expected to be shifted to subsequent years with no material change to the five-year capital plan; the expectation that there could be higher-than-normal working capital deficiencies in the short-term as the ongoing impacts of the COVID-19 Pandemic affects customers' ability to pay their energy bills; the expectation that the ability to access cash through capital markets may be impacted by the COVID-19 Pandemic; and the expectation that the Corporation will not be a “passive foreign investment corporation” for the taxable year ending December 31, 2020 or thereafter.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labor relations.

Forward-looking information involves significant risks and assumptions. Fortis caution readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations include, but are not limited to: pandemics and public health crisis risk, including the COVID-19 pandemic; regulatory risk; climate change and associated physical risks; interest rate risk, risks related to weather variability and seasonality; growth risk; talent management risk; changing tax laws risk; cybersecurity risk; risk related to technology advances; foreign exchange exposure risk; risks relating to natural gas competitiveness; reliability standards risk; general economic condition risk; access to capital risk; commodity price volatility; counterparty credit risk; risk related to purchased power supply; post-retirement obligation risk; risks relating to joint-ownership interest and third party operators; environmental matter risk; insurance risk; risks related to required approvals; reputation, relationship and stakeholder activism risk; indigenous peoples' land claims risk; labour relations risk; and risks related to legal, administrative and other proceedings. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors reference should be made to our 2019 Annual Report, incorporated by reference in this prospectus, and to continuous disclosure materials that we file from time to time with the SEC.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this prospectus. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this prospectus and the documents incorporated by reference herein is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY INFORMATION

This prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars.

THE CORPORATION

We are a North American electric and gas utility holding Corporation, with total assets of C$53.4 billion as at December 31, 2019, and revenue totaling C$8.8 billion and C$8.4 billion for the years ended December 31, 2019 and 2018, respectively. Our 9,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

Our principal executive offices are located at Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4, and our telephone number is (709) 737-2800.

Our Common Shares are listed on both the TSX and the NYSE under the symbol “FTS”.

Our business segments are:

(a)        Regulated Independent Transmission – United States: consisting of the electric transmission operations of ITC Holdings Corp., or ITC, which is our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC Pte Ltd.) owning a 19.9% interest in ITC. ITC’s business consists primarily of the electric transmission operations of ITC’s regulated operating subsidiaries, which include International Transmission Corporation, Michigan Electric Transmission Corporation, LLC, ITC Midwest LLC, ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC’s systems;

(b)        Regulated Electric & Gas Utilities – United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: TEP, UNS Electric, Inc. and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation; together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State’s Mid-Hudson River Valley;

(c)        Regulated Electric & Gas Utilities – Canadian and Caribbean: consisting of: (i) FortisBC Energy Inc., the largest distributor of natural gas in British Columbia, serving residential, commercial and industrial and transportation customers in more than 135 communities; (ii) FortisAlberta Inc., a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (iii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iv) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (v) Maritime Electric Corporation, Limited, a regulated electric utility on Prince Edward Island; (vi) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario; (vii) a 39% equity investment in the Wataynikaneyap Power Limited Partnership, a power project in Ontario in the development stage; (viii) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Corporation, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ix) Fortis Turks and Caicos, integrated electric utilities on the Turks and Caicos Islands; and (x) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

(d)        Non-Regulated – Energy Infrastructure: consisting of: (i) the Aitken Creek natural gas storage facility in British Columbia; and (ii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

(e)        Non-Regulated – Corporate and Other: captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

RISK FACTORS

Before you decide to participate in the Plan and invest in our Common Shares, you should be aware of the following material risks in making such an investment.  You should consider carefully these risk factors together with all risk factors and information included or incorporated by reference in this prospectus, including the risk factors set forth in our 2019 Annual Report, incorporated by reference herein.  In addition, you should consult your own financial and legal advisors before making an investment.

Risks Related to Our Common Shares

Dividends are declared at the discretion of the Board and will not be declared and paid if not permitted by applicable law.

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board out of funds legally available for such payments. The Board may determine at any time to decrease or discontinue the payment of dividends by the Corporation. The Corporations Act (Newfoundland and Labrador), or the Corporations Act, provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. Furthermore, holders of Common Shares may be subject to the prior dividend rights of holders of our preferred shares, if any, then outstanding.

Risks Related to the Plan

You will not know the price of the Common Shares you are purchasing under the Plan at the time you elect to reinvest your dividends and purchase additional Common Shares.

The price of our Common Shares may fluctuate between the time you decide to reinvest in Common Shares under the Plan and the time of the actual reinvestment. In addition, during this time period, you may become aware of additional information that might affect your investment decision, but you will be unable to terminate your participation in the Plan prior to a dividend payment date if your notice of termination in proper form is received by the plan agent fewer than three Business Days (as defined below) prior to the relevant dividend record date. If you decide to terminate your participation in the Plan and instruct the plan agent to sell your shares, you will not be able to direct the time and price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.  “Business Day” means any day on which the plan agent’s offices in the Province of Quebec, the TSX and each other stock exchange on which the Common Shares may from time to time be listed and posted for trading are generally open, but does not include a Saturday, Sunday, civic or statutory holiday in Toronto, Ontario or St. John’s, Newfoundland and Labrador.

The Corporation may amend, suspend or terminate the Plan at any time.

Under the Plan, we reserve the right to amend, suspend or terminate the Plan at any time, but any such action shall not have retroactive effect that would prejudice the interests of Plan participants.  We will send written notice to participants of any material amendment, suspension or termination. Any material amendment of the Plan will be subject to the prior approval of the TSX and, to the extent applicable, any other stock exchange on which the Common Shares may from time to time be listed and posted for trading. If the Plan is terminated, the plan agent will remit to participants certificates registered in their name for whole Common Shares, together with the proceeds from the sale of any fractions of Common Shares. If the Plan is suspended, subsequent dividends on Commons Shares will be paid in cash.

USE OF PROCEEDS

We have no basis for estimating precisely either the number of Common Shares that may be sold under the Plan or the prices at which such shares may be sold.  The amount of the proceeds that we receive will depend upon the Average Market Price of the Common Shares, the extent of shareholder participation in the Plan and other factors.  We intend to use any proceeds from the sale of Common Shares under the Plan for general corporate purposes.

THE DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

What is the Plan?

The Plan provides a means for eligible holders of our Common Shares to acquire additional Common Shares by the reinvestment of their dividends on all of their Common Shares and the investment of optional cash payments.  Computershare Trust Company of Canada, or the Plan Agent, acts as the agent for those who enroll in the Plan.

What are the advantages of the Plan?

Some advantages to participating in the Plan are as follows:

•      Common Shares are purchased quarterly with reinvested dividends.  Full investment of dividends is possible because the Plan permits fractions of shares (calculated to six decimal places), as well as whole shares, to be purchased and held on your behalf.  In addition, dividends on such fractions, as well as on whole shares, will be reinvested.  Common Shares may also be purchased with optional cash payments which are subject to a minimum of C$100 or US$100 per transaction and a maximum of C$30,000 or US$30,000 per calendar year.

•      We bear all administrative costs and there is no brokerage commission for the Common Shares acquired under the Plan.

•      Regular quarterly statements of account are provided for your record-keeping.

•      You may withdraw and/or sell any number of whole Common Shares held on your behalf under the Plan at any time without terminating participation in the Plan by giving written notice to the Plan Agent or through the Plan Agent’s self-service web portal.

What are the major changes in the Plan since February 14, 2020?

The Board adopted an amendment to the Plan, effective from February 14, 2020, which terminated the 2% discount offered to participants on the purchase of Common Shares under the Plan. However, on July 29, 2020, the Board approved the reinstatement of the 2% discount to participants on the purchase of Common Shares under the Plan effective from December 1, 2020.

Who is eligible to participate?

Registered shareholders who reside in Canada or the United States and hold at least one whole Common Share are eligible to participate in the Plan.  Non-registered beneficial Canadian and U.S. shareholders may also participate but should contact their intermediary to determine procedures for participation in the Plan.  Shareholders that are resident in jurisdictions other than Canada or the United States can also participate in the Plan, subject to any restrictions of laws in such Shareholder’s jurisdiction of residence and provided such laws do not subject the Corporation or the Plan to any additional legal, regulatory, filing or registration requirements.

How do I enroll in the Plan?

If you are a registered shareholder, to join the Plan you must complete, sign and return a Reinvestment Enrolment - Participant Declaration Form to the Plan Agent or enroll through the Plan Agent’s self-service web portal.  If you are a non-registered shareholder, you should contact the intermediary through which you hold your Common Shares to participate in the Plan.  If your intermediary is unwilling or unable to enroll your Common Shares in the Plan, you may become a registered shareholder by instructing your intermediary to send you a share certificate representing your Common Shares and you may enroll in the Plan by following the procedure for registered shareholders.

The signature of the shareholder on a Reinvestment Enrolment — Participant Declaration Form must correspond exactly to the name of such registered holder.  If a shareholder has Common Shares registered in different names on different share certificates, it is necessary for such shareholder to complete, sign and submit as many separate Reinvestment Enrolment - Participant Declaration Forms as there are different registrations, or else request that such certificates be consolidated.

Once enrolled, participation in the Plan continues until you terminate your participation, until we terminate your participation, until your death, or until we terminate the Plan.

What should I do if I was a participant under the Prior Plan?

If you were a participant under the Prior Plan and you wish to continue to participate in the Plan you do not need to take any action at this time.  If you wish to cease participation in the Plan at any time you should take the steps outlined below under “How do I terminate my participation in the Plan?”

How do I make an optional cash payment?

You can make optional cash payments when or after enrolling in the Plan by enclosing a check payable to the Plan Agent accompanied by an Optional Cash Purchase - Participant Declaration Form properly completed and signed.  Participants in jurisdictions other than Canada may have to provide certain additional information with any check payable to the Plan Agent.  Thereafter, you should make optional cash payments by using the Optional Cash Purchase - Participant Declaration Form enclosed with each quarterly statement of account you are sent.  You may obtain additional forms at any time from the Plan Agent.  Alternatively, participants may make an optional cash payment by pre-authorized debit by using the Plan Agent’s self-service web portal. Pre-authorized debit instructions must be received by the Plan Agent at least ten Business Days before the Dividend Payment Date.

Your optional cash payments shall not be less than C$100 or US$100 per transaction nor greater than C$30,000 or US$30,000 per calendar year.

There is no obligation to make optional cash payments, to continue to make optional cash payments or to make all such payments in the same amount.  No interest will be paid to you on any funds held for investment or distribution under the Plan.

The Plan Agent is required under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) to collect and record certain information relating to optional cash purchases.  Compliance measures are explained in the Reinvestment Enrolment — Participant Declaration Form or Optional Cash Purchase - Participant Declaration Form and are also described on the Plan Agent’s self-service web portal.

All optional cash payments made in U.S. dollars to the Plan Agent will be converted into Canadian dollars by the Plan Agent on the dividend payment date based on the exchange rate in effect at the time of conversion.

Where will the Common Shares be purchased for participants under the Plan?

The Common Shares purchased by the Plan Agent will either be (i) existing shares purchased on the open market through the facilities of the TSX and/or any other stock exchange on which the Common Shares may from time to time be listed and posted for trading or (ii) new shares purchased directly from the Corporation.  Under the Plan, the Corporation determines, by written notice to the Plan Agent, which of these two sources the Plan Agent will use.

How are dividends reinvested?

All dividends payable on Common Shares recorded for participation in the Plan, including Common Shares acquired and retained under the Plan, will be paid by us to the Plan Agent and will, after the deduction of any withholding tax applicable to participants residing outside of Canada, be used by the Plan Agent to purchase Common Shares for your account on the dividend payment date (if such Common Shares are purchased directly from the Corporation).  If Common Shares are purchased under the Plan on the open market, such purchases will commence starting one business day after the dividend payment date and ending three business days after the dividend payment date.

When will my dividend reinvestment begin?

Participation in the Plan becomes effective on the first Common Share dividend record date after the Plan Agent receives your completed participation form(s).  Your cash dividends (less any applicable withholding taxes) are invested in Common Shares on each subsequent dividend payment date.

When will my optional cash payment be invested?

Any optional cash payment that you provide is converted into Canadian dollars by the Plan Agent on or prior to the dividend payment date based on the exchange rate in effect at the time of conversion and is invested on the dividend payment date following receipt of such payment by the Plan Agent if the optional cash payment is received at least three full business days prior to the dividend payment date. Enrolment forms and cleared funds received less than three business days before a dividend payment date will be used to purchase Common Shares under the Plan on the next dividend payment date. If a participant makes an optional cash payment by pre-authorized debit by using the Plan Agent’s self-service web portal its bank account will be debited on the dividend payment date.

What will be the price of Common Shares purchased under the Plan?

If Common Shares purchased under the Plan are new shares purchased directly from us upon the reinvestment of cash dividends under the Plan, the price at which such Common Shares are purchased on your behalf will be the Average Market Price less a discount, if any, of up to 5%, at the our election.

On November 24, 2019, the Board adopted an amendment to the Plan, which terminated the 2% discount previously offered to participants on the purchase of Common Shares under the Plan, effective from February 14, 2020. However, on July 29, 2020, the Board approved the reinstatement of the 2% discount to participants on the purchase of Common Shares under the Plan effective from December 1, 2020. The Board may eliminate, alter or reinstate the discount at any time in its sole discretion. If the discount is eliminated, altered or reinstated by the Board, the Corporation must publish a press release notifying participants of such change.

No discount will be applicable if Common Shares are new shares purchased directly from us for an optional cash payment (after converting any optional cash payments made in U.S. dollars into Canadian dollars based on the exchange rate in effect at the time of conversion as described above), in which case the price at which such Common Shares are purchased on your behalf will be the Average Market Price.

If Common Shares purchased under the Plan are purchased on the open market, upon either the reinvestment of cash dividends or as a result of an optional cash payment (and, in the case of an option cash payment, after converting any optional cash payments made in U.S. dollars into Canadian dollars based on the exchange rate in effect at the time of conversion as described above), the price at which such Common Shares will be purchased on your behalf is the average of the actual price paid (excluding brokerage commissions, fees and transaction costs) per Common Share by the Plan Agent.

What are the fees associated with participation in the Plan?

Participants in the Plan will not be charged any brokerage commission or other fees in connection with the purchase of Common Shares under the Plan, and we will pay all costs of administering the Plan. Participants will be responsible for any brokerage commission or other fees incurred in connection with any requested sales of their Common Shares held in the Plan.  You should obtain a copy of such charges from the Plan Agent before requesting the sale of any of your Common Shares held in the Plan.

If you are a beneficial owner of Common Shares, you should contact the intermediary through which you hold your Common Shares to confirm the fees, if any, the intermediary may charge to enroll your Common Shares in the Plan on your behalf or whether the intermediary’s policies might result in any costs otherwise becoming payable by you.

Will I be issued certificates for Common Shares purchased on my behalf under the Plan?

You will not be issued a share certificate unless specifically requested.  Your quarterly statement of account will show the number of Common Shares held for an account under the Plan and can be also be accessed through the Plan Agent’s self-service web portal.  This convenience protects against loss, theft or destruction and reduces administrative costs.  Certificates or a statement of holdings of uncertificated Common Shares for whole Common Shares purchased with reinvested dividends and optional cash payments under the Plan will be provided upon written request to the Plan Agent from you or automatically upon termination of participation in the Plan.  Certificates or, if applicable, a statement of holdings of uncertificated Common Shares, will be issued in your name. Certificates will not be issued or, if applicable, a statement of holdings of uncertificated Common Shares will not be made, for any fraction of a Common Share.

May I vote the Common Shares held on my behalf under the Plan?

If you are a registered Plan participant, you may vote whole Common Shares held by the Plan Agent on your behalf, in the same manner as any other Common Shares of the Corporation either by proxy or in person.  The Plan Agent will forward to you, as soon as practicable following receipt, any proxy solicitation materials provided by us.  You cannot vote Common Shares held by the Plan Agent representing fractional interests.

If you are a non-registered Plan participant, you should contact your intermediary to determine the procedures for voting your Common Shares.

What happens if there is a rights offering?

If we offer rights to our shareholders then rights certificates will be issued to you in respect of whole Common Shares held on your behalf under the Plan on the record date of the rights issue.  You will not receive any fractional entitlement to a right, and your entitlement to rights will be rounded down to the nearest whole number.

If you are a non-registered Plan participant, you should contact your intermediary to determine how rights will be distributed to you in connection with any rights offering.

What happens if there is a stock dividend, stock split or consolidation?

Any Common Shares distributed pursuant to a stock dividend or a stock split on Common Shares held by the Plan Agent will be retained by the Plan Agent and credited, net any applicable withholding or non-resident taxes, to the accounts of participants in accordance with their respective entitlements under the Plan. In the event of a consolidation of the Common Shares, the number of Common Shares credited to a participant’s account will be adjusted by the Plan Agent to account for the effect of such consolidation of the Common Shares.

Will I receive any statements on Common Shares held on my behalf under the Plan?

A quarterly statement of account will be mailed to you approximately three weeks after the dividend payment date in March, June, September and December and can be also be accessed through the Plan Agent’s self-service web portal.  The statement of account is your continuing record of purchases made under the Plan and should be retained for tax purposes.  In addition, you will receive on an annual basis such tax information relating to your participation in the Plan as is required to be provided by law.  Each such statement will indicate changes to the account over the relevant period, including the dividends received by the Plan Agent in respect of Common Shares recorded in the account and, if applicable, any tax withheld on dividends received by the Plan Agent in respect of such Common Shares; the amount of any optional cash payments you provided to the Plan Agent; and the number of additional Common Shares acquired for the account.

Non-registered participants in the Plan will receive statements of account from their intermediary in accordance with the intermediary’s administrative practices.  Non-registered participants in the Plan should contact their intermediary to determine the procedures for requesting statements.

Can I withdraw or sell shares held on my behalf under the Plan?

If you would like to sell the Common Shares held on your behalf under the Plan without terminating your participation in the Plan you may withdraw whole Common Shares from the Plan by duly completing the withdrawal portion of the voucher located on the reverse of a quarterly statement of account and sending it to the Plan Agent or following the instructions for withdrawal on the Plan Agent’s self-service web portal.  You may obtain a duplicate copy of your quarterly statement of account containing the required voucher from the Plan Agent at any time, including through the Plan Agent’s self-service web portal.  Upon receipt of a withdrawal request, the Plan Agent will withdraw the specified number of whole Common Shares from your account and deliver a share certificate or a statement of holdings of uncertificated Common Shares in your name.

You may request that the Plan Agent sell on your behalf any number of your Common Shares held under the Plan.  Upon receipt of such a request, the Plan Agent will, as soon as practicable, arrange for the sale of such Common Shares through a registered broker-dealer selected by the Plan Agent from time to time.  The proceeds of such sale, less brokerage commissions, administrative fees and applicable taxes, if any, will be paid to you by the Plan Agent in Canadian dollars unless you are a non-resident of Canada, in which case the Plan Agent will sell your Common Shares on the NYSE and pay such proceeds to you in U.S. dollars.

Common Shares that are to be sold on your behalf may be commingled with Common Shares of other Plan participants requesting a sale of Common Shares under the Plan, in which case the proceeds to each Plan participant will be based on the average sale prices and the average brokerage commissions, administrative fee and applicable taxes of all Common Shares so commingled, which are payable by the selling participants.

If you sell or withdraw less than all of your Common Shares under the Plan, dividends paid on your remaining Common Shares under the Plan will continue to be reinvested in Common Shares under the Plan.

Can I transfer Common Shares currently held in another share purchase plan account to my account under this Plan?

If you participate in any of our other share purchase plans, you may transfer the Common Shares registered in your name pursuant to such plans to the Plan by providing written notice to the Plan Agent of your desire to terminate your enrolment in your existing plan and to transfer the Common Shares currently held under such plan to the Plan.  You must also complete a Reinvestment Enrolment - Participant Declaration Form and mail both documents together to the Plan Agent or complete the process to effect such transfer on the Plan Agent’s self-service web portal.  Where notice of termination and enrolment is received at least three business days prior to a dividend record date for Common Shares, the termination and enrolment in the Plan will be effective for the applicable record date.  Any requests received less than three business days prior to a dividend record date for Common Shares will not be completed until after the next following dividend payment date.

May I pledge my rights under the Plan?

Common Shares held on your behalf under the Plan may not be pledged, hypothecated, assigned or otherwise disposed of or transferred.  If you wish to pledge, hypothecate, assign, dispose of or otherwise transfer your Common Shares held by the Plan Agent, you must first withdraw such shares from the Plan.

How do I terminate my participation in the Plan?

You may terminate your participation in the Plan by completing the termination portion of the voucher on the reverse of your quarterly statement of account and sending it to the Plan Agent at any time.  Alternatively, you may follow the instructions for termination on the Plan Agent’s self-service web portal. Where notice of termination is received at least three business days prior to a dividend record date for Common Shares the termination will be effective for such record date.  Any requests received less than three business days prior to a dividend record date for Common Shares will become effective after the next following dividend payment date.  Otherwise, termination will be effective upon receipt of the notice by the Plan Agent.

The Plan Agent will settle your terminating account by issuing a share certificate or a statement of holdings of uncertificated Common Shares for the number of whole Common Shares held in such account and making a cash payment to you for any fraction of a Common Share remaining.  The amount of the payment for any such fraction will be based on the prevailing market price of the Common Shares at the time of termination.  Any optional cash payment that the Plan Agent receives prior to your termination that has not been invested in Common Shares under the Plan will be returned to you upon such termination.

Additionally, participation in the Plan will be terminated upon receipt by the Plan Agent of appropriate evidence of the death of a Plan participant from such participant’s duly appointed legal representative and written instructions to terminate.  Proof of the legal representative’s authority to act must be provided to the Corporation together with the evidence of death.  The Plan Agent will terminate and settle the account for such deceased Plan participant.

Non-registered participants in the Plan should consult with their intermediary to arrange for the termination of their participation.

Can the Corporation terminate my participation in the Plan?

We reserve the right to terminate your participation in the Plan at any time if there is less than one Common Share recorded in your account or if you cannot be contacted at the addresses you provided.

Can the Corporation prevent shareholders from participating in the Plan?

We may, in our sole discretion, determine from time to time that any shareholder or group of shareholders may not participate or continue to participate in the Plan.  Without limitation, we may deny the right to participate in the Plan to any shareholder if we have reason to believe that such shareholder has been engaged in market activities, or has been artificially accumulating our securities for the purpose of taking undue advantage of the Plan to our detriment.

We reserve the right to deny participation in the Plan, and to not accept enrolment from, any person or agent of such person who appears to be, or who we have reason to believe is, subject to the laws of any jurisdiction that does not permit participation in the Plan in the manner sought by or on behalf of such person. Shareholders should be aware that certain intermediaries may not allow participation in the Plan and we are not responsible for monitoring or advising which intermediaries allow participation.

Can the Plan be amended, suspended or terminated?

We reserve the right to amend, suspend or terminate the Plan at any time, but any such action shall not have retroactive effect that would prejudice the interests of Plan participants.  All Plan participants will be sent written notice of any such amendment, suspension or termination and such notice shall also be published by press release.  In the event that we terminate the Plan, the Plan Agent will terminate and settle the account for each Plan participant.  In the event that we suspend the Plan, no investment will be made by the Plan Agent on the investment date immediately following the effective date of such suspension.  Optional cash payments which are not invested as of the effective date of such suspension and Common Share dividends which are subject to the Plan and which are paid after the effective date of such suspension will be remitted by the Plan Agent to the Plan participants to whom these are due.

Amendments to the Plan will require the prior approval of the TSX and, to the extent applicable, any other stock exchange on which the Common Shares may from time to time be listed and posted for trading, which approval(s) will be obtained before the amendment is implemented. We and the Plan Agent may also from time to time adopt and implement rules and regulations to facilitate the administration of the Plan. We reserve the right to regulate and interpret the Plan as we deem necessary or desirable to ensure the efficient and equitable operation of the Plan.

What liability do the Corporation and the Plan Agent have under the Plan?

The Plan provides that neither we nor the Plan Agent shall be liable under the Plan, except in the case of willful misconduct, for any act or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims of liability:

•      with respect to any failure by an intermediary to enroll or not enroll you in the Plan (or, as applicable, any Common Shares held on your behalf) in accordance with your instructions or to not otherwise act upon your instructions;

•      with respect to your continued enrolment in the Plan (or, as applicable, any Common Shares held on your behalf) until receipt of all necessary documentation as provided in the Plan required to terminate participation in the Plan;

•      arising out of failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death;

•      with respect to the prices at which Common Shares are purchased or sold for the participant’s account and the times such purchases or sales are made or with respect to the stock exchange or other market on which such purchases or sales are effected;

•      with respect to any decision to amend, suspend, replace or terminate the Plan;

•      with respect to any determination made by us or the Plan Agent regarding your eligibility to participate in the Plan or any component thereof, including the cancellation of your participation for failure to satisfy eligibility requirements;

•      any decision not to accept an optional cash payment for the purchase of Common Shares under the Plan;

•      any failure by the Plan Agent to purchase Common Shares with an optional cash payment;

•      with respect to any taxes or other liabilities payable by you in connection with your Common Shares or your participation in the Plan;

•      actions taken as a result of inaccurate and incomplete information or instructions; or

•      as a result of any currency conversion performed by the Plan Agent,

and each participant expressly disclaims any recourse in respect thereof. In no event shall we be liable for consequential, special, indirect, incidental, punitive or exemplary damages, costs, expenses, or losses (including, without limitation, lost profits and opportunity costs).

How will notices to Plan participants be addressed?

All notices required to be given to Plan participants shall be mailed to the addresses shown on the records of the Plan Agent.  Plan participants must notify the Plan Agent promptly in writing of any change of address.

Who should I contact with questions about the Plan?

Notices to the Plan Agent shall be sent to:

Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Telephone:           1-866-586-7638

Facsimile:              1-888-453-0330

Web:  www.investorcentre.com/fortisinc

How is the Plan interpreted and governed?

This Plan will be governed and construed in accordance with the laws of the Province of Newfoundland and Labrador and the federal laws of Canada applicable therein.

MATERIAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

THE FOLLOWING SUMMARY OF TAX CONSEQUENCES IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PARTICIPANT. IT IS THE RESPONSIBILITY OF PARTICIPANTS IN THE PLAN TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN IN THEIR RESPECTIVE COUNTRY OF RESIDENCE IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a participant in the Plan who acquires, as beneficial owner, Common Shares pursuant to the Plan.  It is assumed for the purposes of this summary that the participant deals at arm’s length with the Corporation.

This summary is based on the current provisions of the Income Tax Act (Canada), or the Tax Act, the regulations thereunder, or the Regulations, in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current published administrative policies and practices of the Canada Revenue Agency.  This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be made that the Proposed Amendments will be enacted in the form proposed or at all.  Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.  This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect a participant in the Plan.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular participant, and no representation with respect to the Canadian federal income tax consequences to any particular participant is made.  Consequently, prospective participants are advised to consult their own tax advisors for advice with respect to the tax consequences to them of participating in the Plan, having regard to their particular circumstances.  This summary does not address any tax considerations applicable to persons other than participants in the Plan and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following summary is generally applicable to a participant who, at all relevant times for purposes of the Tax Act: (a) is, or is deemed to be, resident in Canada; (b) holds their Common Shares, and will hold all Common Shares acquired under the Plan, as capital property; and (c) is not affiliated with the Corporation (a “Resident Participant”).  Generally, Common Shares are considered to be capital property to a Resident Participant unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain Resident Participants whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such participant in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Participants are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Participant: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency; or (v) that enters into a “derivative forward agreement” in respect of Common Shares, as each of those terms is defined in the Tax Act. Additional considerations, not discussed herein, may apply to a Resident Participant  that is a corporation and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada (the “other Canadian corporation”) that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act and in respect of which a subsidiary of the Corporation is, or would at any time be, a “foreign affiliate”, as defined in the Tax Act, of the corporation or the other Canadian corporation.  Any such Resident Participant should consult its own tax advisor with respect to an investment in Common Shares.

Dividends

A Resident Participant will be subject to tax under the Tax Act on all dividends paid on Common Shares (including where such shares are held of record by the Plan Agent for the account of the participant pursuant to the Plan) which are reinvested in Common Shares under the Plan (as well as on any dividends deemed under the Tax Act to be received on Common Shares) in the same manner as the participant would have been if such dividends had been received directly by the participant.  Such dividends paid to (or deemed to be received by) a Resident Participant who is an individual (including most trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends.”  A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on our website) from us designating the dividend as an “eligible dividend”. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends.”

A Resident Participant that is a corporation will include such dividends in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.  In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a participant that is a corporation as proceeds of disposition or a capital gain.  Resident Participants that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Participant that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the participant’s taxable income.

Dividends received by a Resident Participant who is an individual (including certain trusts) may result in such participant being liable for alternative minimum tax under the Tax Act.  Resident Participants who are individuals should consult their own advisors in this regard.

The cost for tax purposes to a participant of Common Shares purchased on the reinvestment of dividends or with optional cash payments made by the Resident Participant to the Plan Agent will be the Canadian dollar equivalent of the price paid by the Plan Agent for the Common Shares.  The cost of such Common Shares will be averaged with the adjusted cost base of all other Common Shares held by the participant at the time such Common Shares are acquired for purposes of subsequently computing the adjusted cost base of each such Common Share owned by the participant.

Dispositions

On a disposition or deemed disposition of a Common Share (including by the Plan Agent on behalf of the participant), the Resident Participant will realize a capital gain (or capital loss) equal to the amount by which the participant’s proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater than (or less than) the participant’s adjusted cost base of the Common Share.  Proceeds of disposition will not include an amount that is otherwise required to be included in the Resident Participant’s income.  The payment of cash in respect of any fraction of a Common Share on termination of participation in the Plan will constitute a disposition of such fraction of a Common Share for proceeds of disposition equal to the cash payment.

Generally, one-half of any capital gain (a taxable capital gain) realized by a Resident Participant in a taxation year must be included in computing the participant’s income for the year, and one-half of any capital loss (an allowable capital loss) realized by a Resident Participant in a taxation year must be deducted from taxable capital gains realized by the participant in that year.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Resident Participant who is an individual (including certain trusts) may give rise to liability for alternative minimum tax depending on the participant’s circumstances.  A Resident Participant that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Under specific rules in the Tax Act, any capital loss realized by a Resident Participant that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends which were received or were deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted).  Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Resident Participants should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.

Non-Residents of Canada

The following summary is generally applicable to a participant under the Plan who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a “Non-Resident Participant”).  Special rules which are not discussed in this summary may apply to a non-resident participant that is an insurer which carries on an insurance business in Canada and elsewhere.

It is assumed that the Common Shares will not be “taxable Canadian property” of a Non-Resident Participant at any time. Generally, Common Shares will not be taxable Canadian property to a Non-Resident Participant at a particular time provided that the Common Shares are listed on a designated stock exchange (such as the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of: (a) the Non-Resident Participant; (b) persons with whom the Non-Resident Participant does not deal at arm’s length; and (c) partnerships in which the Non-Resident Participant or a person described in (b) holds a partnership interest (directly or indirectly through one or more partnerships), own 25% or more of the issued shares of any class or series of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada; (b) “timber resource property” (within the meaning of the Tax Act); (c) “Canadian resource property” (within the meaning of the Tax Act); or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Participant (including where such shares are held of record by the Plan Agent for the account of the Non-Resident Participant pursuant to the Plan) are generally subject to Canadian withholding tax, whether or not such dividends are reinvested under the terms of the Plan.  Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention.  Under the Canada-United States Income Tax Convention, or the U.S. Treaty, a Non-Resident Participant who is resident in the United States for the purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.  In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain Non-Resident Participants that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.  Dividends to be reinvested in Common Shares under the Plan for Non-Resident Participants will be reduced by the amount of any applicable Canadian withholding tax.

Dispositions

A Non-Resident Participant will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of a Common Share.

United States Federal Income Tax Considerations

 The following summary describes the material United States federal income tax consequences generally applicable to participants in the Plan.  The summary is based upon the Internal Revenue Code of 1986, as amended, the Code, existing and proposed regulations promulgated thereunder, and judicial decisions and administrative interpretations, as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.  These United States federal income tax considerations apply only to a person or entity who, for United States federal income tax purposes, is: a citizen or resident of the United States; a corporation or other entity organized under the laws of the United States or of any political subdivision thereof; an estate whose income is subject to United States federal income taxation regardless of its source; or a trust (i) if a United States court can exercise primary jurisdiction over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has elected to be treated as a United States person under applicable regulations issued by the U.S. Department of Treasury pursuant to its authority under the Code.

This summary does not address the United States federal income tax consequences for participants that are subject to special provisions under the Code, including the following participants: (i) participants that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) participants that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iii) participants that have a “functional currency” other than the United States dollar; (iv) participants that are liable for the alternative minimum tax under the Code; (v) participants that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) participants that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (vii) participants that own, directly or indirectly, 5% or more, by voting power or value, of the Corporation; (viii) S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes; (ix) investors in pass-through entities; and (x) certain former citizens or residents of the United States.  Participants that are subject to special provisions under the Code, including participants described immediately above, should consult their own tax advisors regarding the tax consequences of reinvesting cash dividends in additional Common Shares under the Plan.  This summary does not include any discussion of tax consequences to participants in the Plan other than United States federal income tax consequences.  Participants are urged to consult their own tax advisors regarding any United States estate and gift, United States state and local, and foreign tax consequences of participating in the Plan.

Partners of entities that are classified as partnerships for United States federal income tax purposes and participate in the Plan should consult their own tax advisors regarding the United States federal income tax consequences of reinvesting cash dividends in additional Common Shares or making optional cash purchases under the Plan.

Subject to the “passive foreign investment company”, or PFIC, discussion below, the gross amount of any distribution (including any Canadian taxes withheld therefrom) paid on Common Shares generally should be included in the gross income of a participant as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Corporation, as determined under United States federal income tax principles.  To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution is treated as a tax-free return of capital to the extent of the participant’s adjusted tax basis in the Common Shares.  Then, to the extent that such distribution exceeds the participant’s adjusted tax basis, it is treated as a sale or exchange and taxed as a capital gain.  Subject to certain limitations under the Code, participants who are subject to United States federal income tax will be entitled to a credit or deduction for Canadian income taxes withheld from any distributions.

Dividends received by non-corporate participants may be subject to United States federal income tax at lower rates (generally 20% plus the 3.8% unearned income Medicare contribution tax, if applicable) than other types of ordinary income if certain conditions are met.  These conditions include the Corporation not being classified as a PFIC for the taxable year in which the dividend is paid or for the immediately preceding taxable year, the Corporation being a “qualified foreign corporation”, the participant’s satisfaction of a holding period requirement, and the participant not treating the distribution as “investment income” for purposes of the investment interest deduction rules.

In the case of participants that are domestic corporations, distributions from the Corporation generally are not eligible for the dividends received deduction.

The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into U.S. dollars at that time.  Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be U.S. source ordinary income or loss.

A participant will be treated for United States federal income tax purposes as having received a distribution in an amount equal to the fair market value of the Common Shares acquired with reinvested dividends pursuant to the Plan plus the amount of any Canadian income tax withheld therefrom.  The fair market value of the Common Shares so acquired will be equal to the average of the high and low sale prices of Common Shares on the dividend payment date, which amount may be higher or lower than the Average Market Price used to determine the number of Common Shares acquired under the Plan.  A participant’s tax basis per share for Common Shares purchased pursuant to the Plan will be equal to the amount of such distribution.  A participant’s holding period for Common Shares purchased with dividends will begin on the day following the dividend payment date.  A participant who makes optional cash purchases of Common Shares under the Plan will have a tax basis in those Common Shares equal to the cash used to purchase those Common Shares and the participant’s holding period will begin on the day of the purchase.

Participants generally will recognize a taxable gain or loss when they sell or exchange Common Shares and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the Plan or otherwise.  The amount of this gain or loss will be equal to the difference between the amount a participant receives for his or her Common Shares or fraction thereof and the participant’s adjusted tax basis in these Common Shares or fraction thereof.  The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for such Common Shares exceeds one year.  Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% (plus the 3.8% unearned income Medicare contribution tax, if applicable) if the property has been held for more than one year.  The deductibility of capital losses is subject to limitations.  The gain or loss realized by participants who are United States persons will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

The Corporation will be a PFIC for U.S. federal income tax purposes in any taxable year if 75% or more of its gross income (including the pro rata share of the gross income of any corporation in which it is considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of its assets is held for the production of, or produces, passive income.

PFIC status is determined on an annual basis.  The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2020, or thereafter.  However, because the Corporation’s income and assets and the nature of its activities may vary from time to time, no assurance can be given that the Corporation will not be considered a PFIC for any taxable year.  If a participant owns Common Shares during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to a participant thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC.  No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, regarding whether the Corporation is a PFIC.

In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of Common Shares (potentially including dispositions that would not otherwise be taxable).  Participants are urged to consult their tax advisors about the PFIC rules in connection with their holding of Common Shares.

Under current U.S. law, if the Corporation is a PFIC in any year, a participant must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a “Qualified Electing Fund” election) from the Corporation, any gain realized on a disposition of Common Shares and certain other information.

Dividends on and proceeds arising from a sale of Common Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 24%, if (a) a participant fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), (b) the withholding agent is advised the participant furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the participant has previously failed to properly report items subject to backup withholding tax, or (d) a participant fails to certify, under penalty of perjury, that the participant has furnished its correct United States taxpayer identification number and that the IRS has not notified the participant that it is subject to backup withholding tax.  However, participants that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Amounts withheld as backup withholding may be credited against a participant’s United States federal income tax liability, and a participant may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. individuals who hold an interest in certain “specified foreign financial assets” with value in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their United States federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by United States financial institutions).  Stock issued by a foreign corporation, such as the Corporation, is treated as a specified foreign financial asset for this purpose.  Penalties apply for failure to properly complete and file IRS Form 8938.  Participants are urged to consult with their tax advisors regarding the filing of this form.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute Common Shares purchased under the Plan as described in this prospectus.  The Plan Agent will assist in the identification of shareholders, execute transactions in the Common Shares pursuant to the Plan and provide other related services, but will not be acting as an underwriter with respect to our Common Shares sold under the Plan.  You will pay no brokerage commissions or trading or transaction fees on Common Shares purchased through the Plan with reinvested dividends or optional cash payments.  However, you may be responsible for other fees and expenses, including brokerage commissions and trading and transaction fees, if you request that your Common Shares that are subject to the Plan be sold upon termination of your participation in the Plan.

Persons who acquire our Common Shares through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act.  We will not extend to any such person any rights or privileges other than those to which such person would be entitled as a participant in the Plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of Common Shares so purchased.

Our major shareholders, directors, officers and members of our management, supervisory or administrative bodies may participate in the Plan, subject to our discretion to restrict participation in the Plan as described under “The Dividend Reinvestment and Share Purchase Plan — Can the Corporation prevent shareholders from participation in the Plan?” Enrollment and participation in the Plan by insiders and employees will be subject to our insider trading policy.

From time to time, financial intermediaries, including brokers and dealers and other persons, may engage in positioning transactions in order to benefit from any discounts to the market price applicable to Common Shares purchased pursuant to the reinvestment of dividends under the Plan.  Those transactions may cause fluctuations in the trading price and volume of our Common Shares.  Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters.  We have no arrangements or understandings, formal or informal, with any person relating to the sale of our Common Shares to be received under the Plan.  We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our consolidated indebtedness and shareholders’ equity as of June 30, 2020, and should be read together with the detailed information and unaudited financial statements appearing in the documents incorporated by reference in this prospectus.  Because the actual number of Common Shares to be issued pursuant to the Plan cannot be determined, as adjusted data is not presented. The amounts in the table below are unaudited and presented in millions of Canadian dollars.  We have not guaranteed any indebtedness of any of our subsidiaries.

As of June 30, 2020
(unaudited, in millions C$)
Indebtedness:
Regulated Utilities

ITC
Secured US First Mortgage Bonds — 4.46% weighted average fixed rate	$2,742
Secured US Senior Notes — 4.26% weighted average fixed rate	781
Unsecured US Senior Notes — 3.50% weighted average fixed rate	4,413
Unsecured US Shareholder Note — 6.00% fixed rate	270
Term Loan Credit Agreement — 0.63% variable rate	102

TEP, UNS Electric, Inc. and UNS Gas, Inc.
Unsecured US Tax-Exempt Bonds — 4.64% weighted average fixed and variable rate	631
Unsecured US Fixed Rate Notes — 4.31% weighted average fixed rate	2,410

Central Hudson Gas & Electric Corporation
Unsecured US Promissory Notes — 4.08% weighted average fixed and variable rate	1,070

FortisBC Energy Inc.
Unsecured Debentures — 4.87% weighted average fixed rate	2,795

FortisAlberta Inc.
Unsecured Debentures — 4.64% weighted average fixed rate	2,185

FortisBC Inc.
Secured Debentures — 8.80% fixed rate	25

Unsecured Debentures — 4.87% weighted average fixed rate	785

Newfoundland Power Inc., Maritime Electric Corporation, Limited and FortisOntario Inc.
Secured First Mortgage Sinking Fund Bonds — 5.76% weighted average fixed rate	672
Secured First Mortgage Bonds — 5.66% weighted average fixed rate	220
Unsecured Senior Notes — 4.45% weighted average fixed rate	152

Caribbean Utilities Corporation, Ltd., FortisTCI Limited and Turks and Caicos Utilities Limited
Unsecured US Senior Loan Notes and Bonds — 4.41% weighted average fixed and variable rate	670

Fortis Inc.
Unsecured US Senior Notes and Promissory Notes — 3.80% weighted average fixed rate	3,036
Unsecured Debentures — 6.50% fixed rate	200
Unsecured Senior Notes — 2.85% fixed rate	500
Long-term classification of credit facility borrowings	909
Fair value adjustment – ITC acquisition	133
Less: Deferred financing costs and debt discounts	(147)
Total indebtedness (including current installments)	$24,551
Finance leases (including current installments)	426
Short-term borrowings	25
Total indebtedness, and finance leases	$25,002

Shareholders’ Equity:
Common shares	$13,708
Preference shares	1,623
Additional paid-in capital	10
Accumulated other comprehensive income	905
Retained earnings	3,279
Non-controlling interests	1,658
Total shareholders’ equity	$21,183

Total Capitalization:	$46,185

The table above does not include our cash and cash equivalents.  As of June 30, 2020, we had approximately C$380 million in cash and cash equivalents.  Accordingly, as of June 30, 2020, our total indebtedness, and finance leases, net of cash and cash equivalents, was approximately C$24,622 million.

CHANGES IN CONSOLIDATED CAPITALIZATION

The following describes the changes in our share and loan capital structure since December 31, 2019:

•	Since December 31, 2019, we have issued an aggregate of 711,705 Common Shares in connection with the exercise of options granted pursuant to the 2012 Stock Option Plan and 925,408 Common Shares pursuant to the Plan.

•	Since December 31, 2019, our consolidated long-term debt and finance leases, including current portions and committed credit facility borrowing classified as long-term debt, have increased by approximately C$2.0 billion, principally due to changes in foreign exchange rates over the period, repayments of long term debt of approximately C$0.6 billion and the issuance of approximately C$2.9 billion of long-term debt.

DESCRIPTION OF COMMON SHARES

The Common Shares to be offered by this prospectus will be offered to our shareholders pursuant to participation in the Plan.

Authorized and Issued Capital

Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value.

As at June 30, 2020, 464,607,620 Common Shares, 5,000,000 Cumulative Redeemable First Preference Shares, Series F, or the First Preference Shares, Series F, 9,200,000 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G, or the First Preference Shares, Series G, 7,665,082 Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H, or the First Preference Shares, Series H, 2,334,918 Cumulative Redeemable Floating Rate First Preference Shares, Series I, or the First Preference Shares, Series I, 8,000,000 Cumulative Redeemable First Preference Shares, Series J, or the First Preference Shares, Series J, 10,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K, or the First Preference Shares, Series K, and 24,000,000 Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M, or the First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols "FTS", "FTS.PR.F", "FTS.PR.G", "FTS.PR.H", "FTS.PR.I", "FTS.PR.J", "FTS.PR.K" and "FTS.PR.M", respectively. Our Common Shares are also listed on the NYSE under the symbol "FTS".

Description of the Common Shares

Each Common Share offered hereunder will have the terms described below.

Dividends

Dividends on Common Shares are declared at the discretion of our Board. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board. Subject to the rights of the holders of the first preference shares and second preference shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.

We declared cumulative cash dividends on our Common Shares of C$1.855 per Common Share in 2019, C$1.75 per Common Share in 2018 and C$1.65 per Common Share in 2017. On November 28, 2018, our Board of Directors declared a first quarter dividend of C$0.45 per Common Share, which was paid on March 1, 2019 to holders of record on February 15, 2019. On February 14, 2019, our Board of Directors declared a second quarter dividend of C$0.45 per Common Share, which was paid on June 1, 2019 to holders of record on May 17, 2019. On July 31, 2019, our Board of Directors announced a third quarter dividend of C$0.45 per Common Share, which was paid on September 1, 2019 to holders of record on August 20, 2019. On September 10, 2019, our Board of Directors declared a fourth quarter dividend of C$0.4775 per Common Share, which was paid on December 1, 2019 to holders of record on November 19, 2019. On November 20, 2019, our Board of Directors declared a first quarter dividend of for 2020 C$0.4775 per Common Share, which was paid on March 1, 2020 to holders of record on February 18, 2020. On February 12, 2020, our Board of Directors declared a second quarter dividend of C$0.4775 per Common Share, which was paid on June 1, 2020 to holders of record on May 15, 2020. On July 29, 2020, our Board of Directors declared a third quarter dividend of C$0.4775 per Common Share, which was paid on September 1, 2020 to holders of record on August 19, 2020. On September 22, 2020, our Board of Directors declared a fourth quarter dividend of C$0.505 per Common Share, which will be paid on December 1, 2020 to holders of record on November 18, 2020. We have increased our annual Common Share dividend payment for 46 consecutive years.

Fortis is targeting average annual dividend growth of 6% through 2025. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Fortis utilities, the successful execution of the Corporation's five-year capital plan and management's continued confidence in the strength of its diversified portfolio of utilities and record of operational excellence.

Liquidation, Dissolution or Winding-Up

On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.

Voting Rights

Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

Description of the Preference Shares

For the most recent description of the terms of the preference shares, see Exhibit A to our annual information form filed as an exhibit to our annual report on Form 40-F for the fiscal year ended December 31, 2019 (File No. 001-37915), filed with the SEC on February 13, 2020, which is incorporated by reference into this registration statement. Such description may be amended and updated from time to time by any subsequent reports that we file with the SEC.

For the five-year period beginning on June 1, 2020, the Series H First Preference Shares will pay a fixed dividend if, as and when declared by the Board of Directors of Fortis, based on an annual fixed dividend rate of 1.835%. The Series I First Preference Shares pay a floating quarterly dividend for the quarter beginning on September 1, 2020 to November 30, 2020, if, as and when declared by the Board of Directors of Fortis, of 1.615%.

Principal Markets Where the Common Shares Trade

Our Common Shares are listed on both the TSX and the NYSE under the symbol “FTS”.  No significant trading suspensions of our Common Shares have occurred in the three years prior to the date of this prospectus.

Registrar and Transfer Agent

The registrar and transfer agent for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

EXPENSES

The expenses in connection with the issuance and distribution of the Common Shares being offered are as follows:

Securities and Exchange Commission Registration Fee	US	$137,104.39
Stock Exchange Listing Fees	US	$10,000
Accounting Fees*	US	$15,000
Legal Fees and Expenses*	US	$50,000
Total*	US	$212,104.39

*    Estimated

CERTAIN GOVERNANCE MATTERS

Director Conflicts

The board does not nominate for election any candidate who has an interest in any business conducted by the Corporation or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from, the Corporation other than compensation for serving as a director.

Directors must not engage in any activity which could give rise, or could be perceived to give rise to, a conflict between an director’s personal interests and the interests of the Corporation. Directors are required to arrange their private affairs in a manner which prevents conflicts or the appearance of conflicts.

Director Term Limits

Directors are elected for a term of one year and are generally eligible for re-election (unless the board determines otherwise in exceptional circumstances) until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier.

Director Share Ownership Requirement

Directors must own three times their annual retainer in equity of the Corporation within five years of joining the board. Directors can count Common Shares and/or deferred share units toward meeting this requirement.

Shareholder Meetings

The directors of the Corporation: (a) shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation's preceding financial year; and (b) may at any time call a special meeting of shareholders. Meetings of shareholders of the Corporation shall be held at such place: (i) within the Province of Newfoundland and Labrador as the directors may determine; or (ii) outside the Province of Newfoundland and Labrador as may be permitted by the Corporations Act.

A notice stating the day, hour and place of the meeting of shareholders and, if special business is to be transacted at the meeting, stating (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (b) the text of any special resolution to be submitted to the meeting, must be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days before the date of the meeting.

The holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting of shareholders sought to be held may requisition the directors to call such a meeting for the purposes stated in the requisition. Subject to specific exemptions set out in the Corporations Act, if the directors do not call the meeting within 21 days after receiving the requisition, a shareholder who signed the request may call the meeting.

Two persons present at any meeting of shareholders and collectively holding or representing by proxy at least 25% of the issued and outstanding shares of the Corporation shall be considered a quorum for the meeting of shareholders enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present or represented by proxy at the meeting may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES IN THE UNITED STATES

We are continued under the laws of the Province of Newfoundland and Labrador, Canada. The majority of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

We have appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under the registration statement.

Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

INDEMNIFICATION

Under the Corporations Act, except in respect of an action by or on our behalf to obtain a judgment in our favor, we may indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, or a body corporate, and his or her heirs and legal representatives (each, an “indemnified person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been our director or officer or that of a body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. We may with the approval of a court indemnify an indemnified person in respect of an action by or on our behalf to obtain a judgment in our favor, to which the person is made a party because of being or having been our director or officer, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from us in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been our director or officer or a director or officer of a body corporate, where the person seeking indemnity:

•              was substantially successful on the merits in his or her defense of the action or proceeding;

•              qualifies in accordance with the standards set out in the above paragraph; and

•              is fairly and reasonably entitled to indemnity.

In addition, we may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as our director or officer, except where the liability relates to his or her failure to act honestly and in good faith with a view to our best interests; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at our request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

Subject to the above provisions of the Corporations Act, our by-laws require us to indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with us or such other entity. Our by-laws authorize us to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as our board may determine and are permitted by the Corporations Act. Our by-laws further authorize us to execute indemnity agreements evidencing our indemnity in favor of the foregoing persons to the full extent permitted by law. Our by-laws provide that, unless prohibited by the Corporations Act, we may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to us if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act.

We have purchased insurance against potential claims against our directors or officers and against loss for which we may be required or permitted by law to indemnify such directors and officers. We have also entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, we have agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under Section 207 of the Corporations Act or otherwise at law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters relating to the offering of Common Shares have been passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, and Davies Ward Phillips & Vineberg LLP, New York, New York.

EXPERTS

The financial statements of the Corporation incorporated by reference in this prospectus and the effectiveness of the Corporation’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports thereon incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

Under the Corporations Act, except in respect of an action by or on our behalf to obtain a judgment in our favor, we may indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer of a body corporate of which we are or we were a shareholder or creditor (a “body corporate”), and his or her heirs and legal representatives (each, an “indemnified person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnified person in respect of any civil, criminal or administrative action or proceeding to which the indemnified person is made a party by reason of being or having been our director or officer or that of a body corporate, if the director or officer to be indemnified (i) acted honestly and in good faith with a view to our best interests, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. We may with the approval of a court indemnify an indemnified person in respect of an action by or on our behalf to obtain a judgment in our favor, to which the person is made a party because of being or having been our director or officer, against all costs, charges and expenses reasonably incurred by the person in connection with the action where the person fulfils the conditions set out in (i) and (ii) above.

Under Section 207 of the Corporations Act, notwithstanding the above, an indemnified person is entitled to indemnity from us in respect of costs, charges and expenses reasonably incurred by the person in connection with the defense of a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been our director or officer or a director or officer of a body corporate, where the person seeking indemnity:

•	was substantially successful on the merits in his or her defense of the action or proceeding;
•	qualifies in accordance with the standards set out in the above paragraph; and
•	is fairly and reasonably entitled to indemnity.

In addition, we may purchase and maintain insurance for the benefit of an indemnified person against liability incurred by the person (a) in his or her capacity as our director or officer, except where the liability relates to his or her failure to act honestly and in good faith with a view to our best interests; or (b) in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at our request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of that body corporate.

Subject to the above provisions of the Corporations Act, our by-laws require us to indemnify a director or officer, a former director or officer, or a person who acts or has acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, or his or her heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with us or such other entity. Our by-laws authorize us to purchase and maintain insurance for the benefit of any such person against such liabilities and in such amounts as our board may determine and are permitted by the Corporations Act. Our by-laws further authorize us to execute indemnity agreements evidencing the our indemnity in favor of the foregoing persons to the full extent permitted by law. Our by-laws provide that, unless prohibited by the Corporations Act, we may advance moneys to any director, officer or other person for the costs, charges and expenses of any such proceeding; provided, however, that such person must repay the moneys to us if the individual is found to not be entitled to indemnification under the Corporations Act.

We have purchased insurance against potential claims against our directors or officers and against loss for which we may be required or permitted by law to indemnify such directors and officers. We have also entered into indemnity agreements with our directors and officers which provide, among other things, that we will indemnify such persons to the full extent permitted by law. Pursuant to these agreements, we have agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation for such persons to repay such advance if the individual is found to not be entitled to indemnification under the Corporations Act or otherwise at law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9.    Exhibits

The following exhibits have been filed as part of this registration statement:

Exhibit Number	Description

4.1	Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

4.2	First Amendment to the Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

4.3	Fortis Inc. Advance Notice By-Law No. 2 (incorporated by reference to Exhibit 99.1 of the Corporation’s Form 6-K furnished with the SEC on January 9, 2020)

8.1	Opinion of Davies Ward Phillips & Vineberg LLP, New York, New York as to U.S. federal tax matters

8.2	Opinion of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario as to the validity of the Common Shares to be registered and Canadian tax matters

23.1	Consent of Deloitte LLP, St. John’s, Canada

23.3	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York (included in Exhibit 8.1)

23.4	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario (included in Exhibit 8.2)

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth above in paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)            That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)            To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)            To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Corporation includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)            That, for the purpose of determining liability under the Securities Act to any purchaser: if the Corporation is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)            That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)            That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. John’s, Province of Newfoundland and Labrador, Country of Canada, on September 25, 2020.

FORTIS INC.

By:	/s/ James R. Reid
Name:	James R. Reid
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Barry V. Perry, Jocelyn H. Perry and James R. Reid, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities indicated below.

Name	Title	Date

/s/ Barry V. Perry	President and Chief Executive Officer, Director	September 25, 2020
Barry V. Perry	(Principal Executive Officer)

/s/ Jocelyn H. Perry	Executive Vice President, Chief Financial Officer	September 25, 2020
Jocelyn H. Perry	(Principal Financial Officer and Accounting Officer)

/s/ Douglas J. Haughey	Chair of the Board of Directors	September 25, 2020
Douglas J. Haughey

/s/ Tracey C. Ball	Director	September 25, 2020
Tracey C. Ball

/s/ Pierre J. Blouin	Director	September 25, 2020
Pierre J. Blouin

/s/ Paul J. Bonavia	Director	September 25, 2020
Paul J. Bonavia

/s/ Lawrence T. Borgard	Director	September 25, 2020
Lawrence T. Borgard

/s/ Maura J. Clark	Director	September 25, 2020
Maura J. Clark

/s/ Margarita K. Dilley	Director	September 25, 2020
Margarita K. Dilley

/s/ Julie A. Dobson	Director	September 25, 2020
Julie A. Dobson

/s/ Jo Mark Zurel	Director	September 25, 2020
Jo Mark Zurel

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Fortis Inc. in the United States, on this 25th day of September, 2020.

FORTISUS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Fortis Inc. Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

4.2	First Amendment to the Second Amended and Restated Dividend Reinvestment and Share Purchase Plan

4.3	Fortis Inc. Advance Notice By-Law No. 2 (incorporated by reference to Exhibit 99.1 of the Corporation’s Form 6-K furnished with the SEC on January 9, 2020)

8.1	Opinion of Davies Ward Phillips & Vineberg LLP, New York, New York as to U.S. federal tax matters

8.2	Opinion of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario as to the validity of the Common Shares to be registered and Canadian tax matters

23.1	Consent of Deloitte LLP, St. John’s, Canada

23.3	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York (included in Exhibit 8.1)

23.4	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario (included in Exhibit 8.2)

24.1	Powers of Attorney (included on the signature pages of this Registration Statement)